

02047121

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934



P.E./
7-31-02

CORUS GROUP plc
(Translation of Registrant's Name Into English)

30 Millbank
London SW1P 4WY England
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file
annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X   Form 40-F __

(Indicate by check mark whether the registrant by furnishing the
information contained in this form is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act 1934.

Yes _____ No X

(If "Yes" is marked, indicate below the file number assigned to
the registrant in connection with Rule 12g3-2(b): 82 - _____)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of
1934, the registrant has duly caused this report to be signed on its
behalf by the undersigned, thereunto duly authorized.

CORUS GROUP plc

Date: 23 July 2002   By _____

Name: Mrs T Robinson
Title: Group Secretariat Co-ordinator